                                 EXHIBIT 12(c)
                           BANK OF BOSTON CORPORATION
       COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
                                  CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                        (Excluding Interest on Deposits)

The Corporation's ratios of earnings to combined fixed charges and preferred stock dividend requirements (excluding interest on deposits) for the five years ended December 31, 1995 were as follows:

                                           Years Ended December 31,
                                ----------------------------------------------
(Dollars in millions)
                                   1995      1994     1993      1992      1991
                                  -----     -----     ----      ----      ----
Net income (loss)               $   541   $   435   $  299    $  279    $ (113)
Extraordinary items, net of                     7                (73)       (8)
 tax
Cumulative effect of changes
   in accounting principles,                           (24)
   net of tax
Income tax expense (benefit)        444       349      215       153       (58)
                                  -----     -----     ----      ----      ----
     Pretax earnings (loss)     $   985   $   791   $  490    $  359    $ (179)
                                  =====     =====     ====      ====      ====
Fixed charges:
  Portion of rental expense
    (net of sublease
     rental income) which
     approximates the
     interest factor            $    29   $    27   $   27    $   28    $   30
  Interest on borrowed funds      1,021       998      378       345       362
                                  -----     -----     ----      ----      ----
     Total fixed charges          1,050     1,025      405       373       392

Preferred stock dividend
  requirements                       68        67       61        33        13
                                  -----     -----     ----      ----      ----
Total combined fixed charges
  and preferred stock dividend
  requirements                  $ 1,118   $ 1,092   $  466    $  406    $  405
                                  =====     =====     ====      ====      ====

Earnings (for ratio calculation)
  (Pretax earnings (loss)
  plus total fixed charges)     $ 2,035   $ 1,816   $  895    $  732    $  213
                                  =====     =====     ====      ====      ====

Ratio of earnings to combined
  fixed charges and preferred
  stock dividend requirements      1.82      1.66     1.92      1.80       .53
                                  =====     =====     ====      ====      ====

For purposes of computing the consolidated ratio of earnings to combined fixed charges and preferred stock dividend requirements "earnings" represent income
(loss)
before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Pretax earnings required for preferred stock dividends were computed using tax rates for the applicable year. No tax adjustments were made in loss years. For the year ended December 31, 1991, earnings were insufficient to cover fixed charges. Additional earnings necessary to bring the ratio of earnings to fixed charges to a one-to-one basis are $179 million.